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                                  EXHIBIT 20.1

CAPITAL BANCORP                    Contact:  Lucious T. (Tim) Harris, Treasurer
                                             Capital Bancorp
                                             (305) 536-1677

                CAPITAL BANCORP REPORTS NASDAQ ACTION RE: LISTING
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         MIAMI, September 26, 1997 ---- Capital Bancorp (Nasdaq: CBCP) today announced that it has been advised by the Nasdaq Stock Market, Inc. that Nasdaq is seeking to delist Capital Bancorp's common stock from The Nasdaq National Market.

         Capital Bancorp said it will seek a hearing before Nasdaq with respect to the proposed delisting, which will automatically stay the effectiveness of the delisting which was otherwise scheduled to occur on October 6, 1997.

         Nasdaq cited Capital Bancorp's failure to hold an annual meeting as the basis for the proposed delisting. Capital said it intends to vigorously contest the proposed delisting.

         As previously reported, Capital Bancorp has entered into a merger agreement with Union Planters Corporation. A special meeting of Capital Bancorp's shareholders to vote on the proposed merger is expected to be held later this year and, assuming the receipt of shareholder and regulatory approvals, the merger is currently expected to close by year-end.

         Capital Bancorp is the parent company of Miami-based Capital Bank, which has 28 South Florida offices. The Bank had assets of approximately $1.9 billion and deposits of approximately $1.2 billion as of June 30, 1997. Capital Bank owns approximately 81 percent of Capital Factors Holding, Inc., which is a specialized financial services company headquarted in Boca Raton with offices in Los Angeles, New York City, Charlotte and Atlanta. Capital Bancorp's Common Stock is traded on the Nasdaq National Market under the symbol "CBCP." Capital Factors Holding, Inc's Common Stock is traded on the Nasdaq National Market under the symbol "CAPF."